September 12, 2024

Joseph A. Sinkule
Chairman and Chief Executive Officer
ANEW Medical, Inc.
13576 Walnut Street, Suite A
Omaha, NE 68144

       Re: ANEW Medical, Inc.
           Registration Statement on Form S-1
           Filed September 5, 2024
           File No. 333-281946
Dear Joseph A. Sinkule:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Exhibits

1. Please revise the consent filed as Exhibit 23.2 to your registration statement to provide your auditor's consent to (i) the reference to its firm name under the heading "Experts" in the prospectus and (ii) the use of its report dated May 22, 2024 in your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 12, 2024
Page 2

       Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Paul Goodman, Esq.